Exhibit 99.1

GENETIC TECHNOLOGIES LIMITED

A.B.N. 17 009 212 328

Quarterly Activities Report

and

Appendix 4C of the ASX Listing Rules

for the quarter ended

30 September 2016

GENETIC TECHNOLOGIES LIMITED

QUARTERLY ACTIVITIES REPORT

FOR THE QUARTER ENDED 30 September 2016

HIGHLIGHTS

•                  Achieved 23% quarter on quarter sales growth

•                  Achieved 11% higher average revenue per test receipt than that achieved over FY16

•                  Activated promotional campaign around the Susan G. Komen® Dallas Race for the Cure®

•                  Strong cash position, with $8.9m in cash

Melbourne, Australia, 27 October 2016: Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE, “Company”), a molecular diagnostics company specialising in women’s health, and provider of BREVAGenplus®, a first-in-class, clinically validated risk assessment test for sporadic breast cancer, is pleased to provide its Quarterly Activities Report for the period ending 30 September 2016, together with the attached Appendix 4C.

Operations

Financial summary

BREVAGenplus test samples received for the quarter were 330, compared to 269 in the previous quarter (Q4 FY16), representing a 23% improvement (PCP: 344 test). The current quarter’s result, combined with solid signs of a stable and growing customer base, suggest continued growth going forward.

Total cash receipts from customers during the quarter ended 30 September 2016 were $178k. Importantly, the average revenue per test receipt achieved for the current quarter was 11% higher than that achieved over FY16. Overall, this suggests that more insurance companies are paying for BREVAGenplus and/or paying a greater amount for the test.

Operational cash spend for the quarter was $78k higher than the previous June quarter however, on an annualised basis, the company is on track to spend slightly less than FY16.

As at 30 September 2016, the Company had $8.9m in cash.

BREVAGenplus breast cancer risk test

Marketing

On 3 October, the Company announced that it would conduct a promotional campaign around the Susan G. Komen® Dallas Race for the Cure® event, in Dallas, Texas on October 15, as part of National Breast Cancer Awareness Month. The campaign is designed to help raise awareness of the importance risk assessment plays in the prevention and early detection of breast cancer.

Genetic Technologies’ ran two contests which anchored the initiative and featured, in person, BREVAGenplus spokesperson and Susan G. Komen advocate, Verizon IndyCar series driver, Pippa Mann. Participants who visited the BREVAGenplus booth, were encouraged to fill out the BREVAGenplus Quiz at that time, and entered into a draw to win an iPad mini. Pippa was present at the booth to greet participants and to discuss the threat represented by breast cancer and the importance of risk assessment, especially for women with little to no family history. In parallel, the Company conducted a social media contest whereby the first 100 participants received a signed Pippa Mann poster. In order to enter the contest, participants needed to re-tweet or share one of BREVAGenplus’ social media posts or use the hashtag #KnowYourRisk.

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Sporadic (non-hereditary) breast cancer accounts for up to 85 percent of all breast cancer cases and it is therefore critical that women understand the importance of knowing their own personal risk of developing breast cancer. BREVAGenplus is the only test of its kind that can help women and their doctors in this capacity. These types of promotional programs further demonstrate our commitment to raise awareness of this important issue with women and the medical community during this period of heightened focus on breast cancer.

“We are pleased to join Susan G. Komen in the world’s largest fundraising initiative to fight breast cancer,” commented Mr. Eutillio Buccilli, Chief Executive Officer of Genetic Technologies Limited. “By participating at this Dallas Race for the Cure event we have reaffirmed our commitment to supporting the important work Komen does on behalf of the breast cancer community. We were pleased to have Pippa on site in Dallas for this Race to help us raise awareness of the importance risk assessment plays in the prevention and early detection of the disease.”

In February 2016, Genetic Technologies established a partnership with Verizon IndyCar series driver Pippa Mann as part of a marketing program to raise the profile of BREVAGenplus and to drive further awareness about sporadic breast cancer and the clinical benefits of BREVAGenplus. This agreement marked the Company’s first marketing campaign, with national reach, to promote BREVAGenplus in the U.S. In addition to Genetic Technologies, Mann has an established partnership with Susan G. Komen, the world’s largest breast cancer organisation, which funds more breast cancer research than any other non-profit while providing screening, education, treatment and psychosocial support programs.

More detail regarding Genetic Technologies relationship with Mann can be found in the Company’s announcement dated 22 February, 2016 and the Company’s marketing update release dated 22 June, 2016.

Clinical utility studies and peer-review publications

The Company recognises that scientific papers are the ultimate marketing material for medical device companies and that scientific and clinical study data are key drivers to help strengthen the Company’s commercial position. Physicians, the major breast health centres and health insurance companies seek multiple points of confirmation that the medical device works as intended and leads to a meaningful improvement in women’s health. Therefore, the more papers that are published on BREVAGenplus, profiling its performance characteristics, the more likely physicians will be to use the test. They will also strongly influence how much insurers will be willing to pay for the test.

The Company has previously conducted multiple scientific studies to develop and validate the first generation BREVAGenTM test, in addition to developing two health economic models to demonstrate potential cost savings and the health benefits associated with the use of the BREVAGen test. Importantly, due to the nature of the technology and the specific improvements incorporated in BREVAGenplus, the research undertaken and published based on the original version of the test remains applicable to the new and improved BREVAGenplus test.

Two further papers were published in the December 2015 quarter. The first paper provided compelling scientific evidence indicating that improved risk assessment has the potential to substantially lower the impact of breast cancer, while the second paper supported the use of BREVAGenplus testing for African-American and Hispanic women. These two new publications further add to the already existing scientific evidence base for BREVAGenplus.

An important next step for the Company is to undertake studies that demonstrate the “clinical utility” of the test. The first two such clinical studies, which examine physician acceptance and usage of the

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BREVAGenplus test, commenced in Q4 FY16 with completion expected before the end of Q2 FY17. A third longer-term clinical study that will be prospective in design, examining patient outcomes, is expected to commence within the Q3 FY17 timeframe. While retrospective data is generally easier and faster to collect, prospective data is considered to be more reliable and a strategy which combines both types of data is often the optimal one.

Combined, these three studies are designed to inform the medical community of the measureable improvement in health outcomes associated with BREVAGenp!us testing.

Whilst we continue to make significant investment into the future success of the BREVAGenp!us breast cancer risk assessment test, the Company is pleased to report that AusIndustry has accepted and approved that the costs associated with these overseas research activities are eligible for the R&D Tax Incentive, representing a 45% cash refund from the Australian Tax Office.

Non- Coding Assertion Program

On 7 December 2015, Genetic Technologies argued before the Federal Circuit Court of Appeals in Washington DC that Claim 1 of the Company’s foundation ‘179 patent is patent eligible under the standards set forth in the Mayo/Alice line of Supreme Court cases, and that Judge Stark’s decision to grant motions to dismiss based on the finding of Claim 1 patent ineligible should be reversed.

On 8 April 2016, the Federal Circuit affirmed the District Court and found that Claim 1 of the Company’s ‘179 patent is patent-ineligible under 35 U.S.C. § 101. Based on the advice and recommendations provided by the Company’s U.S. attorney, the Board agreed to proceed to file a petition for certiorari at the Supreme Court.

On 3 October 2016, the Company received advice from its U.S. attorney that the Supreme Court declined to hear the Company’s appeal. The matter is now closed.

Corporate Matters

Annual Report

The Company published its Annual Report on 29 August 2016. The Annual Report is available on the Company’s website at www.gtglabs.com

Signed on behalf of Genetic Technologies Limited

/s/ Eutillio Buccilli
Eutillio Buccilli	Date: 27 October, 2016
Executive Director and Chief Executive Officer

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Appendix 4C

Quarterly report for entities subject to Listing Rule 4.7B

+Rule 4.7B

Appendix 4C

Quarterly report for entities subject to Listing Rule 4.7B

Introduced 31/03/00 Amended 30/09/01, 24/10/05, 17/12/10, 01/09/16

Name of entity

GENETIC TECHNOLOGIES LIMITED

ABN	Quarter ended (“current quarter”)

17 009 212 328	30 SEPTEMBER 2016

Consolidated statement of cash flows		Current quarter $A’000	Year to date (3 months) $A’000

1.	Cash flows from operating activities

1.1	Receipts from customers	178	178

1.2	Payments for

	(a) research and development	(24)	(24)

	(b) product manufacturing and operating costs	(116)	(116)

	(c) advertising and marketing	(217)	(217)

	(d) leased assets	—	—

	(e) staff costs	(1,200)	(1,200)

	(f) administration and corporate costs	(692)	(692)

1.3	Dividends received (see note 3)	—	—

1.4	Interest received	16	16

1.5	Interest and other costs of finance paid	—	—

1.6	Income taxes paid	—	—

1.7	Government grants and tax incentives	—	—

1.8	Other (provide details if material)	—	—

1.9	Net cash from / (used in) operating activities	(2,055)	(2,055)

2.	Cash flows from investing activities

2.1	Payments to acquire:

	(a) property, plant and equipment	(14)	(14)

	(b) businesses (see item 10)	—	—

	(c) investments	—	—

+ See chapter 19 for defined terms
1 September 2016

Year to date
		Current quarter	(3 months)
Consolidated statement of cash flows		$A’000	$A’000
	(d) intellectual property	—	—

	(e) other non-current assets	—	—

2.2	Proceeds from disposal of:

	(a) property, plant and equipment	—	—

	(b) businesses (see item 10)	—	—

	(c) investments	—	—

	(d) intellectual property	—	—

	(e) other non-current assets	—	—

2.3	Cash flows from loans to other entities	—	—

2.4	Dividends received (see note 3)	—	—

2.5	Other (provide details if material)	—	—

2.6	Net cash from / (used in) investing activities	(14)	(14)

3.	Cash flows from financing activities

3.1	Proceeds from issues of shares	—	—

3.2	Proceeds from issue of convertible notes	—	—

3.3	Proceeds from exercise of share options	—	—

3.4	Transaction costs related to issues of shares, convertible notes or options	—	—

3.5	Proceeds from borrowings	—	—

3.6	Repayment of borrowings	—	—

3.7	Transaction costs related to loans and borrowings	—	—

3.8	Dividends paid	—	—

3.9	Other (provide details if material)	—	—

3.10	Net cash from / (used in) financing activities	—	—

4.	Net increase / (decrease) in cash and cash equivalents for the period

4.1	Cash and cash equivalents at beginning of quarter/year to date	11,180	11,180

4.2	Net cash from / (used in) operating activities (item 1.9 above)	(2,055)	(2,055)

4.3	Net cash from / (used in) investing activities (item 2.6 above)	(14)	(14)

4.4	Net cash from / (used in) financing activities (item 3.10 above)	—	—

			Year to date
		Current quarter	(3 months)
Consolidated statement of cash flows		$A’000	$A’000
4.5	Effect of movement in exchange rates on cash held	(172)	(172)

4.6	Cash and cash equivalents at end of quarter	8,939	8,939

Year to date
		Current quarter	(3 months)
		$A’000	$A’000
5.	Reconciliation of cash and cash
equivalents at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts

5.1	Bank balances	8,939	11,180

5.2	Call deposits	—	—

5.3	Bank overdrafts	—	—

5.4	Other (provide details)	—	—

5.5	Cash and cash equivalents at end of quarter (should equal item 4.6 above)	8,939	11,180

Current quarter
$A’000
6.	Payments to directors of the entity and their associates

6.1	Aggregate amount of payments to these parties included in item 1.2	249

6.2	Aggregate amount of cash flow from loans to these parties included in item 2.3	—

6.3	Include below any explanation necessary to understand the transactions included in items 6.1 and 6.2

The amount included at Items 6.1 & 6.2 include $248,513 paid to Directors during the quarter in respect of fees and superannuation.

Current quarter
$A’000
7.	Payments to related entities of the entity and their associates

7.1	Aggregate amount of payments to these parties included in item 1.2	—

7.2	Aggregate amount of cash flow from loans to these parties included in item 2.3	—

7.3	Include below any explanation necessary to understand the transactions included in items 7.1 and 7.2

		Total facility amount	Amount drawn at
		at quarter end	quarter end
		$A’000	$A’000
8.	Financing facilities available
Add notes as necessary for an understanding of the position

8.1	Loan facilities	—	—

8.2	Credit standby arrangements	—	—

8.3	Other (please specify) — Credit Card	307	39

8.4

Include below a description of each facility above, including the lender, interest rate and whether it is secured or unsecured. If any additional facilities have been entered into or are proposed to be entered into after quarter end, include details of those facilities as well.

Credit card facilities:

1.         Secured - Bank of America, $157,000 facility with interest at 9.5% p.a.

2.         Unsecured -National Australia Bank, $150,000 facility with interest at 12.05% p.a.

		$A’000
9.	Estimated cash outflows for next quarter

9.1	Research and development	194

9.2	Product manufacturing and operating costs	121

9.3	Advertising and marketing	321

9.4	Leased assets	—

9.5	Staff costs	1,193

9.6	Administration and corporate costs	583

9.7	Other (provide details if material) — Plant & Equipment	204

9.8	Total estimated cash outflows	2,616

		Acquisitions	Disposals
10.	Acquisitions and disposals of business entities
(items 2.1(b) and 2.2(b) above)

10.1	Name of entity	—	—

10.2	Place of incorporation or registration	—	—

10.3	Consideration for acquisition or disposal	—	—

10.4	Total net assets	—	—

10.5	Nature of business	—	—

Compliance statement

1                           This statement has been prepared in accordance with accounting standards and policies which comply with Listing Rule 19.11A.

2                           This statement gives a true and fair view of the matters disclosed.

Sign here:		Date: 27 October 2016
Company secretary

Print name:	Kevin Fischer

Notes

1.                        The quarterly report provides a basis for informing the market how the entity’s activities have been financed for the past quarter and the effect on its cash position. An entity that wishes to disclose additional information is encouraged to do so, in a note or notes included in or attached to this report.

2.                        If this quarterly report has been prepared in accordance with Australian Accounting Standards, the definitions in, and provisions of, AASB 107: Statement of Cash Flows apply to this report. If this quarterly report has been prepared in accordance with other accounting standards agreed by ASX pursuant to Listing Rule 19.11A, the corresponding equivalent standard applies to this report.

3.                        Dividends received may be classified either as cash flows from operating activities or cash flows from investing activities, depending on the accounting policy of the entity.